

May 30, 2012

Via E-mail
Mr. Thomas C. Freyman
Executive Vice President, Finance and Chief Financial Officer
Abbott Laboratories
100 Abbott Park Road
Abbott Park, Illinois 60064-6400

Re: Abbott Laboratories
Form 10-K for the Fiscal Year Ended December 31, 2011
Filed February 21, 2012
File No. 001-02189

Dear Mr. Freyman:

We have reviewed your May 2, 2012 response to our April 18, 2012 letter and have the following comments.

Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Risk Factors

"Other factors can have a material adverse effect on Abbott's future profitability and financial condition," page 14

1. We reviewed your response to comment 1 in our letter dated April 18, 2012. In your response, you note that you depend on well-developed information technology systems to operate your business. In future filings, beginning with your next Form 10-Q, please provide a separate discussion of the risks posed to your operations from your dependence upon your technology systems and the risks posed to your business or operations by cyber attacks. If you have experienced any cyber attacks in the past, please state that fact in order to provide the proper context. You may include language that indicates that the attacks were mitigated.

Notes to Consolidated Financial Statements
Note 1 – Summary of Significant Accounting Policies
Concentration of risk and guarantees, page 60

2. As the disclosures requested in prior comment 3 would not substantially duplicate the disclosures contained in your most recent annual report, we think they should be made when you file your next interim report. Please confirm that the information you intended to include in future Forms 10-K in response to prior comment 3 will instead be included in your next quarterly report.

3. In your response to prior comment 3 you indicate your belief that separate disclosure by country of your receivables from Spain, Italy, Portugal and Greece is not warranted. As the risks associated with collecting on these receivables are not necessarily the same by country and there is significant disparity in the associated balances by country, we do not agree with your conclusion. Please confirm that, starting with your next Form 10-Q, you will disclose the total due and the amount past due for more than a year for each of these countries.

Please contact Ibolya Ignat, Staff Accountant, at (202) 551-3656 or Mark Brunhofer, Accounting Reviewer, at (202) 551-3638 if you have questions regarding the processing of your response as well as any questions regarding comments on the financial statements and related matters. You may contact Scot Foley, Staff Attorney, at (202) 551-3383 or Jennifer Riegel, Special Counsel, at (202) 551-3575 with questions on any of the other comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant